Exhibit (a)(1)

NOTICE OF DESIGNATED EVENT AND OFFER TO PURCHASE

MGI GP, INC.

(formerly known as Guilford Pharmaceuticals Inc.)

Offer to Purchase for Cash any and all of the Outstanding

5% Convertible Subordinated Notes due July 1, 2008 of Guilford Pharmaceuticals Inc.

(CUSIP Nos. 401829AA4 and 401829AB2)

The Offer (as defined below) will expire at 5:00 p.m., New York City time, on November 28, 2005 unless extended or earlier terminated pursuant to a requirement of applicable law (such time and date, as the same may be extended, referred to as the “expiration time”). Holders must tender their Notes in the manner described below on or prior to the expiration time to receive the purchase price. Notes tendered in the Offer may be withdrawn at any time prior to the expiration time.

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture dated as of June 17, 2003, between MGI GP, INC. (formerly known as Guilford Pharmaceuticals Inc. and referred to as “we,” “us,” “our” or the “Company”) and Wachovia Bank, National Association, as trustee (referred to as the “Trustee”), as supplemented by the First Supplemental Indenture dated as of October 3, 2005 (the “Indenture”) between the Company, the Trustee and MGI PHARMA, INC. (referred to as “MGI PHARMA”), that on October 3, 2005, a wholly-owned subsidiary of MGI PHARMA merged with and into the Company and the Company became a wholly-owned subsidiary of MGI PHARMA. For purposes of the Indenture, this event was a change of control of the Company, which the Indenture defines as a Designated Event requiring certain actions, including the offer made hereby. Accordingly, we are hereby making an offer to repurchase all of the Company’s 5% Convertible Subordinated Notes due July 1, 2008 (the “Notes”), subject to the terms and conditions of this Notice of Designated Event and Offer to Purchase (as amended and supplemented from time to time, the “Offer to Purchase”). In accordance with the Indenture, we are hereby offering to purchase each $1,000 principal amount of the Notes at a purchase price of 100% of the principal amount, plus accrued and unpaid interest (including liquidated damages, if any) to, but excluding, the Designated Event Payment Date, which will be November 29, 2005, unless the term of the Offer is extended or earlier terminated pursuant to a requirement of applicable law. The offer to purchase the Notes on the terms set forth in this Offer to Purchase is referred to herein as the “Offer.”

In connection with the change of control of the Company, the Company, MGI PHARMA and the Trustee entered into the First Supplemental Indenture, which provides, among other things, that (i) in accordance with the conversion provisions of the Indenture, holders of Notes will be entitled to convert the principal amount of the Notes (or any portion thereof equal to $1,000 or an integral multiple of $1,000) into shares of MGI PHARMA’s common stock and cash, and (ii) MGI PHARMA guarantees, to each holder of Notes and to the Trustee and its successors and assigns, (a) the full and punctual payment of principal of and interest on the Notes when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under the Indenture and the Notes, and (b) the full and punctual performance within applicable grace periods of all other obligations of the Company under the Indenture and the Notes (the “Supplemental Indenture”). Holders should read “Section 6. Conversion Rights with Respect to the Notes” beginning on page 11 for more information about the conversion rights. Notice of the execution of the Supplemental Indenture is hereby provided to you in accordance with the Indenture.

Holders are urged to review this Offer to Purchase and the documents incorporated by reference herein carefully and consult with their own financial and tax advisors before deciding whether to tender their Notes in the Offer. Neither we nor MGI PHARMA, or any of our affiliates, officers or directors, or the Trustee or paying agent make any recommendation as to whether or not holders should tender Notes pursuant to the Offer.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of these transactions or determined if this statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offer to Purchase is October 20, 2005

No person has been authorized to give any information or to make any representations other than those contained in this Offer to Purchase and, if given or made, such information or representations must not be relied upon as having been authorized. This Offer to Purchase does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information contained or incorporated by reference herein is current as of any time subsequent to the date of this Offer to Purchase, or the date of any documents incorporated by reference, as applicable.

We and our affiliates, including our executive officers and directors, will be prohibited by Rule 13e-4 under the Securities Act of 1934, as amended (the “Exchange Act”), from purchasing any of the Notes outside of the Offer for ten business days after the expiration of the Offer. Following that time, we expressly reserve the absolute right, in our sole discretion from time to time in the future, to purchase any of the Notes, whether or not any Notes are purchased by the Company pursuant to the Offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. We cannot assure you as to which, if any, of these alternatives, or combination thereof, we will pursue.

i

SUMMARY TERM SHEET

The following are answers to some of the questions that you, as a holder of our 5% Convertible Subordinated Notes due July 1, 2008, may have. We urge you to read the remainder of this Offer to Purchase carefully because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase.

Who is offering to buy my securities?

MGI GP, INC., a Delaware corporation formerly known as Guilford Pharmaceuticals Inc., is the original issuer of the Notes and is offering to purchase the Notes. MGI GP, Inc. is referred to as “we” or “our” in this Summary Term Sheet. We became a direct, wholly-owned subsidiary of MGI PHARMA, INC. on October 3, 2005, as the result of the merger of a wholly-owned subsidiary of MGI PHARMA with and into us. See “Section 4. Certain Information Concerning the Offeror.”

What securities are you offering to purchase in the Offer?

We are offering to purchase any and all of the outstanding 5% Convertible Subordinated Notes due July 1, 2008. As of October 19, 2005, there was $69,354,000 in aggregate principal amount of the Notes outstanding. We issued the Notes under the Indenture. Pursuant to the Supplemental Indenture, MGI PHARMA guaranteed all of our obligations under the Notes and the Indenture.

Are there any conditions to the Offer?

We are offering to purchase all outstanding Notes. The Offer is not conditioned upon the tender of a minimum amount of Notes and is not subject to any financing condition. The only conditions to the Offer are (i) the timely and proper delivery and tender of Notes in accordance with the terms of this Offer to Purchase and (ii) that the Offer must comply with applicable law. See “Section 12. Conditions of the Offer.”

Why are you offering to purchase my securities?

We are offering to purchase the Notes to satisfy our contractual obligation under Section 4.06 of the Indenture to offer to repurchase the Notes after a Designated Event, as defined in the Indenture. The merger of MGI PHARMA’s wholly-owned subsidiary with and into the Company on October 3, 2005, was a change of control of the Company for purposes of the Indenture, which under the terms of the Indenture is a Designated Event.

How much are you offering to pay and what is the form of payment?

In accordance with the Indenture, we are offering to purchase the Notes at a purchase price in cash equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest (including liquidated damages, if any) to, but excluding, the Designated Event Payment Date, which will be November 29, 2005, unless the term of the Offer is extended or earlier terminated pursuant to a requirement of applicable law. We estimate that the purchase price will be approximately $1,020.56 per $1,000 principal amount of Notes. See “Section 2. Terms of the Offer.”

What are my conversion rights with respect to my Notes?

Each $1,000 principal amount of the Notes is currently convertible, at the option of the holder, into (i) 17.6772 shares of MGI PHARMA common stock, and (ii) $180.28 in cash.

MGI PHARMA common stock is quoted on the Nasdaq National Market System under the symbol “MOGN.” On October 18, 2005, the closing sale price of MGI PHARMA common stock on the Nasdaq National Market System was $22.15 per share. See “Section 6. Conversion Rights With Respect to the Notes.”

If I do not tender, will I continue to be able to exercise my conversion rights?

Yes, subject to the terms of the Indenture. Provided that you do not submit your Notes for purchase, your conversion rights will not be affected. See “Section 6. Conversion Rights With Respect to the Notes.”

If I do not tender, will I have the right to require the Company to repurchase my Notes in the future?

We are making the Offer to satisfy our obligation under the Indenture to repurchase the Notes at the option of each holder as a result of the Designated Event that occurred with respect to the Company upon the acquisition of the Company by MGI PHARMA. Upon expiration of the Offer, the Company will have no further obligation to repurchase your Notes unless another Designated Event occurs in the future with respect to us or MGI PHARMA, in which case you would have the right, at your option, to require us to repurchase your Notes.

What is the market value of the Notes?

There is no established reporting or trading system for the Notes; however, the Notes currently are traded over-the-counter or on the PORTAL Market of the Nasdaq Stock Market. Accordingly, there is no practical way to determine the trading history of the Notes. We believe that trading in the Notes has been limited and sporadic. See “Section 5. Price Range of Notes and Common Stock; Dividends.”

Do you have the financial resources to make payment?

We intend to fund our purchase of the Notes from our and MGI PHARMA’s available cash on hand. See “Section 11. Source and Amount of Funds.”

How long do I have to tender in the Offer?

You have until 5:00 p.m., New York City time, on November 28, 2005, unless we extend or earlier terminate the Offer, to tender your Notes in the Offer. See “Section 2. Terms of the Offer” and “Section 8. Expiration, Extension, Amendment, Termination or Withdrawal of the Offer.”

Can the Offer be extended, and under what circumstances?

We may extend the Offer, subject to applicable law and provided that no later than December 2, 2005, we make payment for all Notes validly tendered and not withdrawn. We will publicly announce any extension as promptly as practicable after the previously scheduled expiration of the Offer. Without limiting the manner in which we may choose to make any public announcement, we shall be under no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release. See “Section 8. Expiration, Extension, Amendment, Termination or Withdrawal of the Offer.”

How do I tender my Notes?

To tender your Notes for purchase pursuant to the Offer, you must tender the Notes through the Automatic Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) no later than 5:00 p.m., New York City time, on November 28, 2005.

If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee if you desire to tender your Notes and instruct such nominee to tender the Notes on your behalf through the transmittal procedures of DTC on or before the expiration time.

By tendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Offer. See “Section 9. Procedures for Tendering Notes.”

Until what time can I withdraw previously tendered Notes?

You can withdraw previously tendered Notes at any time until the expiration time, 5:00 p.m., New York City time, on November 28, 2005, unless we extend the Offer, in which case you may withdraw your Notes at any time prior to the new expiration time. You may also withdraw any tendered Notes if such Notes have not been accepted for payment after the expiration of 40 business days from the commencement of the Offer. See “Section 10. Withdrawal of Tenders.”

How do I withdraw previously tendered Notes?

To withdraw Notes validly tendered in the Offer, you must withdraw the Notes through the procedures of DTC prior to the expiration time. You may not rescind a withdrawal of tendered Notes. However, you may re-tender your Notes by following the proper tender procedures. See “Section 9. Procedures for Tendering Notes” and “Section 10. Withdrawal of Tenders.”

If I tender, when will I receive payment for the Notes?

We will accept for payment Notes validly tendered prior to the expiration of the Offer and not validly withdrawn subject to the conditions of the Offer. Promptly after the expiration time, we will pay the purchase price for all Notes validly tendered and not withdrawn under the Offer. See “Section 2. Terms of the Offer.”

If my Notes are purchased in the Offer, when will interest cease to accrue on them?

Unless we default in making payment of the purchase price, interest on the Notes we purchase from you will cease to accrue as of the end of the day of the day preceding the Designated Event Payment Date, which will be November 29, 2005, unless the term of the Offer is extended or earlier terminated pursuant to a requirement of applicable law.

If I choose to tender Notes in the Offer, do I have to surrender all of my Notes?

No. You may tender all, a portion of or none of your Notes in the Offer. If you wish to tender a portion of your Notes in the Offer, however, you must tender your Notes in denominations of $1,000 principal amount or integral multiples thereof.

What will happen to Notes not tendered in the Offer?

Any Notes that remain outstanding after the Designated Event Payment Date will continue to be our obligations and will enjoy the benefits of the Indenture, including the accrual of interest (including liquidated damages, if any). You also will continue to have the right to convert the Notes. The other terms and conditions governing the Notes, including the covenants and other protective provisions contained in the Indenture and Supplemental governing the Notes, will remain unchanged.

To the extent that Notes are purchased pursuant to this Offer to Purchase, the trading markets for the Notes that remain outstanding may be more limited than the trading markets that may have existed if all Notes remained outstanding. As a result, the market price for the remaining Notes may decrease or become more volatile.

Whether or not any Notes are purchased by us pursuant to the Offer, we or any of our affiliates, from time to time at any time beginning after the tenth business day following the expiration of the Offer, may acquire Notes otherwise than pursuant to the Offer, through various means upon such terms and at prices that may be higher or lower than the prices to be paid pursuant to this Offer to Purchase, and for cash or other consideration.

Do I have to pay a commission if I tender my Notes?

No commissions are payable by holders of the Notes to the Company, DTC or the paying agent; however, you may be required to pay commissions to your broker in connection with your tender of Notes. See “Section 2. Terms of the Offer.”

What are the material federal income tax consequences to me if I tender?

The sale of Notes pursuant to the Offer will be a taxable event for U.S. federal income tax purposes. See “Section 13. United States Federal Income Tax Consequences.” We recommend that you consult your tax advisor regarding the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under any state, local or foreign tax law.

Who can I talk to if I have questions about the Offer?

You may contact Morrow & Co., Inc., which is the information agent for the Offer, at (800) 607-0088 or at the address listed on the back cover of this Offer to Purchase if you have any questions or requests for assistance. (Brokers, dealers, commercial banks, trust companies or other nominees can may contact Morrow & Co., Inc., at (800) 654-2468.)

Are you making any recommendation about the Offer?

No. Neither we nor MGI PHARMA makes, and none of our respective directors or affiliates make, any recommendation as to whether you should tender your Notes pursuant to the Offer. You should determine whether or not to tender your Notes pursuant to the Offer based upon, among other things, your own assessment of the current market value of the Notes and your liquidity needs and investment objectives.

This Offer to Purchase contains important information and you should read the remainder of this document in its entirety before making a decision with respect to the Offer.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference specified information that MGI PHARMA and the Company have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Offer to Purchase. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained in this Offer to Purchase modifies or replaces that statement. We incorporate by reference the documents of MGI PHARMA and the Company listed below (including all exhibits thereto, in each case, as applicable).

(i) The section titled “Description of the Notes” in Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed on November 12, 2003 (File No. 333-108133).

(ii) MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-10736);

(iii) MGI PHARMA’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 (File No. 000-10736);

(iv) MGI PHARMA’s Current Reports on Form 8-K filed on February 10, March 4, July 21, July 22, July 29, September 2, September 9, September 27, September 28 and October 7, 2005 (other than the portions of those documents not deemed to be filed) (File No. 000-10736);

(v) The Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-23736); and

(vi) The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 (File No. 000-23736).

In addition, this Offer to Purchase constitutes a part of an Issuer Tender Offer filed on Schedule TO (the “Schedule TO”) filed by MGI PHARMA with the SEC on October 20, 2005 pursuant to Section 13(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Schedule TO and all exhibits thereto are incorporated in this Offer to Purchase by reference.

You may request a free copy of these filings by writing to the following address:

MGI PHARMA, INC.

5775 West Old Shakopee Road, Suite 100

Bloomington, Minnesota 55437

Attn: Investor Relations

In addition, you may obtain copies of the information relating to MGI PHARMA, without charge, by accessing MGI PHARMA’s website at http://www.mgipharma.com under the tab “INVESTORS” and then under the tab “SEC Filings.”

AVAILABLE INFORMATION

MGI PHARMA files, and, prior to its acquisition by MGI PHARMA, the Company filed, annual, quarterly and special reports, proxy statements, and other documents with the Securities and Exchange Commission (the “SEC”) under the Exchange Act. These documents are available to the public at the SEC’s website at http://www.sec.gov and MGI PHARMA’s SEC filings are available to the public at MGI PHARMA’s website at http://www.mgipharma.com. You may also read and copy any document MGI PHARMA or the Company files at the SEC’s Public Reference Room located at:

Headquarters Office

100 F Street, N.E.

Room 1580

Washington, DC 20549

(202) 551-8090

You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 (1-800-732-0330).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offer to Purchase contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this Offer to Purchase or may be incorporated by reference into this proxy statement/prospectus, and may refer to MGI PHARMA, the Company or the combined operations of MGI PHARMA and the Company following completion of the acquisition. These statements are intended to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These “forward-looking” statements are typically preceded by words such as “believes,” “expects,” “estimates,” “anticipates,” “intends,” “will,” “may,” “should,” and words and terms of similar substance and often relate to our future operating or financial performance, the merger or our businesses. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of MGI PHARMA’s, the Company’s or the combined operation’s future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements.

You should note that many factors, some of which are discussed elsewhere in this Offer to Purchase and in documents that are incorporated by reference into this Offer to Purchase, could affect the future financial results of the combined company and could cause those results to differ materially from those expressed in our forward-looking statements. With respect to the operations of MGI PHARMA after its acquisition of the Company, these factors include the following:

•	a history of losses and uncertain future profitability;

•	fluctuating operating results;

•	dependence on a limited number of commercial products for revenue;

•	potential inability to obtain additional capital to develop product candidates, carry out sales and marketing plans and generally grow the combined company’s business;

•	trends towards more restrictive reimbursement policies by health care payors for the cost of products and related treatments;

•	unfavorable preclinical and clinical trial results;

•	adverse changes to supplier, manufacturer and distributor relationships;

•	inability to identify, acquire, license and develop products or product candidates;

•	inability to maintain and develop relationships with strategic collaborators;

•	reliance on licensed intellectual property for products;

•	competition for market acceptance of products;

•	failure to attract and retain key employees and consultants;

•	extensive government regulation of drug licensing, drug approval, importation and exportation;

•	reliance on foreign and multinational companies to market products abroad; and

•	rapid technological changes in the pharmaceutical and biotechnology industries.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document. All subsequent written and oral forward-looking statements concerning the matters addressed in this Offer to Purchase and attributable to MGI PHARMA or the Company or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither MGI PHARMA nor the Company undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events.

THE OFFER

Section 1. Introduction.

We are offering, upon the terms and subject to the conditions set forth in this Offer to Purchase, to purchase any or all of our outstanding 5% Convertible Subordinated Notes due July 1, 2008 at a price in cash equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest (including liquidated damages, if any) to, but excluding, the Designated Event Payment Date, which will be November 29, 2005, unless the term of the Offer is extended or earlier terminated pursuant to a requirement of applicable law.

This Notice of Designated Event and Offer to Purchase is being sent to you pursuant to the Indenture and constitutes a “Designated Event Notice” referenced in Section 4.06 thereof and a notice of execution of a supplemental indenture referenced in Section 12.06 thereof. The Indenture provides that following a change of control of the Company, which constitutes a Designated Event as defined in the Indenture, each holder of the Notes will have the right to have all of its Notes, or any portion of the principal amount thereof that is an integral multiple of $1,000, repurchased at a price determined as set forth in the Indenture. A change of control for purposes of the Indenture occurred on October 3, 2005 as a result of the merger of a wholly-owned subsidiary of MGI PHARMA with and into the Company whereby the Company became a wholly-owned subsidiary of MGI PHARMA. We entered into the First Supplemental Indenture among us, MGI PHARMA and Wachovia Bank, National Association, as trustee, on October 3, 2005, whereby, among other things, MGI PHARMA fully and unconditionally guaranteed our obligations under the Notes and the Indenture, including the obligation to make the Offer.

The Offer will expire at the expiration time, which is 5:00 p.m., New York City time, on November 28, 2005, and we will purchase on November 28, 2005, any Notes that have been validly tendered and not withdrawn, unless the Offer is extended or earlier terminated. If Notes are accepted for payment pursuant to the Offer, only holders of Notes who validly tender their Notes pursuant to the Offer at or prior to the expiration time will receive the purchase price. Notes tendered in the Offer may be withdrawn at any time prior to the expiration time.

Each $1,000 principal amount of the Notes is currently convertible, at the option of the holder, into (i) 17.6772 shares of MGI PHARMA common stock, and (ii) $180.28 in cash.

Based on the current conversion rate and a closing price of MGI PHARMA common stock on the Nasdaq National Market of $22.15 on October 29, 2005, a holder that tendered its Notes for conversion on such date would be entitled to conversion consideration with a value of approximately $571.83 for each $1,000 principal amount of Notes so tendered. The purchase price that we are offering per $1,000 principal amount of Notes is greater than this hypothetical conversion value. The actual value of the conversion consideration that a particular holder would be entitled to receive pursuant to the Indenture and the Notes upon conversion of such Notes, however, varies based upon the value of MGI PHARMA common stock when the Notes are tendered for conversion. There can be no assurance as to the price at which MGI PHARMA common stock may now or in the future trade or be sold, and no assurance as to whether a holder will receive an amount greater than, less than, or equal to the hypothetical conversion value set forth above upon conversion. Holders of Notes are urged to consult with their own financial advisors before accepting the offer.

We do not make, and none of our directors or affiliates makes, any recommendation as to whether holders should tender their Notes pursuant to the Offer.

Section 2. Terms of the Offer.

Upon the terms and subject to the conditions set forth herein, we are offering to purchase for cash any and all of the outstanding Notes at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest (including liquidated damages, if any) to but excluding the date the Notes are purchased. We estimate that on November 29, 2005, which is the Designated Event Payment Date (as defined in the Indenture), the purchase price will be approximately $1,020.56 per $1,000 principal amount of Notes.

The Offer will expire at the expiration time, which is 5:00 p.m., New York City time, on Monday, November 28, 2005, unless the term of the Offer is extended or earlier terminated pursuant to a requirement of applicable law. If Notes are accepted for payment pursuant to the Offer, only holders of Notes who validly tender their Notes pursuant to the Offer at or prior to the expiration time will receive the purchase price. Notes tendered in the Offer may be withdrawn at any time prior to such date and time.

If we make a material change in the terms of the Offer or the information concerning the Offer, we will disseminate additional Offer materials and extend the Offer if required by law.

Subject to applicable securities laws and the terms set forth in the Indenture and this Offer to Purchase, we reserve the right to amend the Offer in any respect. In addition, we can extend or terminate the Offer if such extension or termination is required by applicable law. Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time. See “Section 8. Expiration, Extension, Amendment, Termination or Withdrawal of the Offer.”

In the event that we withdraw or terminate the Offer because either or both of the conditions to the Offer described in “Section 12. Conditions of the Offer” have not been satisfied, the purchase price will not be paid or become payable to holders who have tendered their Notes. In such event, the paying agent will return tendered Notes to the tendering holders promptly following the withdrawal or termination of the Offer.

You will not be required to pay any commission to us, DTC or the paying agent in connection with the Offer; however, there may be commissions you need to pay to your broker in connection with your tender of Notes.

You may tender, and we will only accept, Notes in denominations of $1,000 principal amount and integral multiples thereof. We will accept for payment, upon the terms and subject to the conditions of the Offer, all Notes validly tendered in accordance with the procedures set forth in “Section 9. Procedures for Tendering Notes” and not withdrawn in accordance with the procedures set forth in “Section 10. Withdrawal of Tenders” at or prior to the expiration time. Each tendering holder of Notes whose Notes are accepted for payment pursuant to the Offer will receive the same consideration per $1,000 principal amount thereof as all other holders of Notes whose tenders are accepted.

We and our affiliates, including our executive officers and directors, will be prohibited under applicable federal securities laws from repurchasing Notes outside of the Offer for ten business days after the expiration time. Following such time, if any Notes remain outstanding, we may purchase additional Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which purchases may be consummated at a price higher or lower than that offered hereby, or which may be paid in cash or other consideration. The decision to purchase additional Notes, if any, will depend upon many factors, including the market price of the Notes, the results of the Offer, the business and financial position of the Company and MGI PHARMA and general economic and market conditions. Any such purchase may be on the same terms or on terms more or less favorable to holders of the Notes than the terms of the Offer as described in this Offer to Purchase.

Section 3. Purpose of the Offer.

Section 4.06 of the Indenture provides that following a Designated Event, the Company is obligated to offer to repurchase your Notes. Such a Designated Event, as defined in the Indenture, occurred as a result of the change of control of the Company on October 3, 2005, when a wholly-owned subsidiary of MGI PHARMA merged with and into the Company and the Company became a wholly-owned subsidiary of MGI PHARMA. We are making the Offer to satisfy our obligations under the Indenture.

Section 4. Certain Information Concerning the Offeror.

The Company is a direct, wholly owned subsidiary of MGI PHARMA. MGI PHARMA is an oncology and acute care focused biopharmaceutical company that acquires, develops and commercializes proprietary products that address the unmet needs of patients. MGI PHARMA has a balanced product portfolio of proprietary pharmaceuticals, and intends to become a leader in oncology and acute care. MGI PHARMA markets Aloxi® (palonosetron hydrochloride) injection, Gliadel® Wafer (polifeprosan 20 with carmustine implant), Kadian® (sustained release morphine sulfate capsules), Salagen® Tablets (pilocarpine hydrochloride) and Hexalen® (altretamine) capsules in the United States. MGI PHARMA directly markets its products in the United States and collaborates with partners in international markets.

The Company’s principal business address and telephone number are MGI GP, INC., 6611 Tributary Street, Baltimore, Maryland 21224, (410) 631-6300. MGI PHARMA’s principal business address and telephone number are 5775 West Old Shakopee Road, Suite 100, Bloomington, Minnesota 55437, (952) 346-4700.

You may obtain additional information about MGI PHARMA at its website (http://www.mgipharma.com), and you may obtain copies of the documents it files with the SEC at http://www.sec.gov.

Section 5. Price Range of Notes and Common Stock; Dividends.

There is no established reporting system or trading market for trading in the Notes; however, we believe the Notes currently are traded over-the-counter or on the PORTAL Market of the Nasdaq Stock Market. Accordingly, there is no practical way to determine the trading history of the Notes. We believe that trading in the Notes has been limited and sporadic. To the extent such information is available, holders are urged to contact their brokers with respect to current information regarding the market price of the Notes.

Following the consummation of the offer, we expect that Notes not purchased in the offer will continue to be traded over-the-counter or on the PORTAL Market of the Nasdaq Stock Market; however, we anticipate that the trading market for the Notes might be even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a greater float. Consequently, our purchase of Notes pursuant to the Offer will reduce the float and may negatively impact the liquidity, market value and price volatility of the Notes that remain outstanding following the Offer. We cannot assure you that a trading market will exist for the Notes following the Offer. The extent of the market for the Notes following consummation of the Offer will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of holders of Notes remaining at such time and the interest in maintaining a market in such Notes on the part of securities firms.

The MGI PHARMA common stock into which the Notes are partially convertible is currently quoted on the Nasdaq National Market under the symbol “MOGN.” The following table sets forth, for each period indicated, the high and low sale prices for MGI PHARMA common stock as reported on the Nasdaq National Market.

	Common Stock Price*
	High	Low
2003
Quarter ended March 31, 2003	$6.50	$3.43
Quarter ended June 30, 2003	14.75	5.75
Quarter ended September 30, 2003	21.56	12.48
Quarter ended December 31, 2003	21.25	16.55

2004
Quarter ended March 31, 2004 $	$30.88	$19.90
Quarter ended June 30, 2004	34.49	29.22
Quarter ended September 30, 2004	30.50	21.36
Quarter ended December 31, 2004	29.60	24.38

2005
Quarter ended March 31, 2005 $	$28.17	$21.26
Quarter ended June 30, 2005	26.59	19.75
Quarter ended September 30, 2005	27.70	21.42
Quarter ended December 31, 2005 (through October 29, 2005)	23.63	19.83

*	Adjusted for 2 for 1 stock split on June 10, 2004.

On October 29, 2005, the last reported sales price of MGI PHARMA common stock on the Nasdaq National Market was $22.15. MGI PHARMA has never paid cash dividends on its common stock and has no present intention of paying cash dividends on its common stock.

We urge you to obtain current market quotations for the Notes, to the extent available, and MGI PHARMA common stock prior to making any decision with respect to the Offer.

Section 6. Conversion Rights With Respect to the Notes.

Each $1,000 principal amount of the Notes is currently convertible, at the option of the holder, into (i) 17.6772 shares of MGI PHARMA common stock, and (ii) $180.28 in cash. Cash will be paid in lieu of fractional shares.

In order to exercise the conversion privilege with respect to a Note held in book-entry form, the beneficial owner must (i) cause to be completed the appropriate instruction form for conversion pursuant to DTC’s book-entry conversion program, (ii) cause to be delivered by book-entry delivery an interest in the aggregate principal amount and corresponding principal amount represented thereby to be converted of such Note, (iii) furnish appropriate endorsements and transfer documents if required by the Company or the Trustee or conversion agent, and (iv) pay the funds, if any, required by Section 12.02 of the Indenture and any transfer or similar taxes, if required pursuant to Section 12.07 of the Indenture. Wachovia Bank, National Association is the trustee and conversion agent for the Notes. See the back cover of this Offer to Purchase for Wachovia Bank’s contact information.

For more information regarding the conversion rights with respect to the Notes, or any of the other terms and conditions of the Notes, please see the Indenture.

Section 7. Acceptance of Notes for Payment.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, we will, on the Designated

Event Payment Date, which will be November 29, 2005, unless the term of the Offer is extended or earlier terminated pursuant to a requirement of applicable law, purchase by accepting for payment, and will make payment for, all Notes validly tendered (and not properly withdrawn) pursuant to the Offer. Such payment will be made by the deposit, on or prior to the Designated Event Payment Date, of immediately available funds with the paying agent, which will act as agent for tendering Holders for the purpose of receiving payment from us and transmitting such payment to tendering Holders. Payment for Notes for which an election to repurchase is validly made shall be delivered promptly following the later of (i) the expiration time of the Offer and (ii) the time of book-entry transfer or delivery of the Note to the paying agent. Under no circumstances will interest on the purchase price be paid by us by reason of any delay on behalf of the paying agent in making such payment.

We expressly reserve the right, in our sole discretion and subject to the terms of the Indenture and the Notes and Rule 14e-1(c) and Rule 13e-4(f)(5) under the Exchange Act, to delay acceptance for payment of the Notes in order to comply, in whole or in part, with any applicable law. We also expressly reserve the right, in our sole discretion, to withdraw or terminate the Offer if either or both of the conditions specified in the section captioned “Section 12. Conditions of the Offer” are not satisfied.

In all cases, payment by the paying agent to holders of Notes accepted for payment pursuant to the Offer will be made only after timely receipt by the paying agent of confirmation of a book-entry transfer of such Notes into the paying agent’s account at DTC and a properly transmitted agent’s message. See “Section 9. Procedures for Tendering Notes.”

For purposes of the Offer, validly tendered Notes (or defectively tendered Notes for which we have waived such defect) will be deemed to have been accepted for payment by us if, as and when we give oral or written notice of acceptance for payment to the paying agent. We reserve the right to transfer or assign, in whole at any time or in part from time to time, to one or more of our affiliates, the right to purchase any Notes tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice the rights of tendering holders of Notes to receive the purchase price pursuant to the Offer.

We will only accept tenders of Notes pursuant to the Offer in principal amounts equal to $1,000 or integral multiples thereof. Notes accepted for payment will cease to be outstanding and will be delivered to the Trustee for cancellation immediately after the purchase.

If we do not accept tendered Notes for payment for any reason pursuant to the terms and conditions of the Offer, such Notes will be credited to an account maintained at the book-entry transfer facility designated by the participant therein who so delivered such Notes, promptly following the expiration time or the termination of the Offer.

Section 8. Expiration, Extension, Amendment, Termination or Withdrawal of the Offer.

The Offer will expire at the expiration time, which is 5:00 p.m., New York City time, on November 28, 2005, unless the term of the Offer is extended or earlier terminated pursuant to a requirement of applicable law.

We expressly reserve the right, at any time or from time to time, subject to applicable law and the provisions of the Indenture, to amend the Offer in any respect by giving oral or written notice of such amendment to the paying agent.

We also expressly reserve the right, in our sole discretion, to extend or terminate the Offer in order to comply, in whole or in part, with any applicable law, or to withdraw or terminate the Offer if either or both of the conditions specified in the section captioned “Section 12. Conditions of the Offer” are not satisfied.

Any extension, amendment, termination or withdrawal of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time. Without limiting the manner in which any public announcement may be made, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

If we make a material change in the terms of the Offer or the information concerning the Offer, we will disseminate additional Offer materials and extend the Offer if required by law.

If we extend the Offer, or if, for any reason, the acceptance for payment of, or the payment for, Notes is delayed or if we are unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to our rights under the Offer, the paying agent may retain tendered Notes on our behalf, and such Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described in “Section 10. Withdrawal of Tenders.” However, our ability to delay the payment for Notes that we have accepted for payment is limited by Rules 13e-4(f)(5) and 14e-1(c) under the Exchange Act, which require that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of a tender offer.

Any Notes received by the paying agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the paying agent to the tendering holders promptly following the earlier to occur of the expiration time or the termination of the Offer.

Section 9. Procedures for Tendering Notes.

You will not be entitled to receive the purchase price for your Notes unless you validly tender and do not withdraw your Notes on or before the expiration time of the Offer, which is 5:00 p.m., New York City time, on November 28, 2005. You may tender some or all of your Notes; however, any Notes tendered must be in $1,000 principal amount or an integral multiple thereof. If you do not validly tender your Notes on or before the expiration time, your Notes will remain outstanding subject to the existing terms of the Indenture and the Notes.

Method of Tendering Notes. The Trustee under the Indenture has informed us that, as of the date of this Offer to Purchase, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes tendered for purchase hereunder must be delivered through DTC’s Automatic Tenders over the Participant Terminal System, or ATOP. Delivery of Notes and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person tendering Notes.

Agreement to Be Bound by the Terms of the Offer. By tendering your Notes through ATOP, you acknowledge and agree as follows:

•	pursuant to the Offer, such Notes shall be purchased as of the date the Notes are accepted for purchase pursuant to the terms and conditions of the Indenture and the Notes, and that under the Indenture, Notes must be surrendered to the paying agent to collect payment of the purchase price;

•	you have received this Offer to Purchase and acknowledge that it provides the notices required by the Indenture;

•

upon the terms and subject to the conditions of the Offer, and effective upon the acceptance for payment thereof, you irrevocably surrender, sell, assign and transfer to us, all right, title and interest in and to all the Notes tendered and so accepted for payment, waive any and all rights with respect to the Notes (including without limitation any existing or past defaults and their consequences in respect of the Notes and the Indenture), release and discharge us and our affiliates, and our and their respective directors, officers and employees, from any and all claims you may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that you are entitled to receive additional principal or interest payments with respect to the Notes or to participate in any conversion, redemption or defeasance of the Notes and irrevocably constitute and appoint the paying agent as your true and lawful agent and attorney-in-fact with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to:

•	transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to us,

•	present such Notes for transfer on the relevant security register, and

•	receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the paying agent will have no rights to, or control over, funds from us, except as our agent, for the purchase price of any tendered Notes that are purchased by us), all in accordance with the terms set forth in this Offer to Purchase;

•	you represent and warrant that you (i) own the Notes tendered and are entitled to tender such Notes and (ii) have full power and authority to tender, surrender, sell, assign and transfer the Notes tendered and that when such Notes are accepted for payment by us, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	you agree, upon request from us, to execute and deliver any additional documents deemed by the paying agent or us to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered;

•	you understand that all Notes properly tendered and not validly withdrawn prior to expiration time will be purchased at the purchase price, in cash, subject to the terms and conditions of the Offer;

•	payment for Notes purchased pursuant to this Offer to Purchase will be made by deposit of the purchase price for Notes with the paying agent, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you;

•	tenders for Notes may be withdrawn prior to the expiration time by following the procedures described in “Section 10. Withdrawal of Tenders”;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Offer hereby shall survive your death or incapacity and shall be binding upon your heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the tender, delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the paying agent, until receipt by the paying agent of any and all evidences of authority and any other required documents in form satisfactory to us; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any Notes pursuant to the procedures described in this Offer to Purchase and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us, in our sole direction, which determination shall be final and binding on all parties.

Tender of Notes Held Through a Custodian. If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee if you desire to tender your Notes and instruct such nominee to tender your Notes for purchase on your behalf through the transmittal procedures of DTC as set forth below under the caption “—Tender of Notes in Global Form” on or prior to the expiration time.

Tender of Notes in Global Form. If you are a DTC participant, you may elect to tender to us your beneficial interest in the Notes by:

•	delivering to the paying agent’s account at DTC through DTC’s book-entry system your beneficial interest in the Notes on or prior to the expiration time; and

•	electronically transmitting your acceptance of the Offer through ATOP, subject to the terms and procedures of that system, on or prior to expiration time. Upon receipt of such Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an agent’s message to the paying agent for its acceptance. The term “agent’s message” means a message transmitted by DTC to, and received by, the paying agent, which states that DTC has received an express acknowledgment from the participant in DTC described in that agent’s message, stating the principal amount of Notes that have been tendered by such participant under the Offer and that such participant has received and agrees to be bound by the terms of the Offer, including those set forth above under the caption “—Agreement to Be Bound by the Terms of the Offer.”

Section 10. Withdrawal of Tenders.

You may withdraw your tendered Notes at any time prior to the expiration time but not thereafter, except as set forth below. In addition, you may withdraw tendered Notes if we terminate the Offer without purchasing any Notes. If we terminate the Offer or do not purchase any Notes in the Offer, we will instruct the paying agent to return your tendered Notes to you promptly following the earlier of such termination or the expiration time, without cost or expense to you. You may also withdraw tendered Notes if we have not yet accepted them for payment after the expiration of 40 business days from the date of this Offer to Purchase.

If, for any reason whatsoever, acceptance for payment of, or payment for, any Notes tendered pursuant to the Offer is delayed (whether before or after our acceptance for payment of Notes) or we are unable to accept for payment or pay for the Notes tendered pursuant to the Offer, we may (without prejudice to our rights set forth herein) instruct the paying agent to retain tendered Notes (subject to the right of withdrawal in certain circumstances and subject to Rules 13e-4(f)(5) and 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).

For a withdrawal of a tender of Notes to be effective, a “request message” as defined below must be received by the paying agent prior to the expiration time, or after such time, so long as the Notes have not already been accepted for payment by us. DTC participants may electronically transmit a request for withdrawal to DTC. DTC will then edit the request and send a request message to the paying agent. The term “request message” means a message transmitted by DTC and received by the paying agent, which states that DTC has received a request for withdrawal from a DTC participant and identifies the Notes to which such request relates.

If the Notes to be withdrawn have been delivered or otherwise identified to the paying agent, a request message is effective immediately upon receipt thereof. If Notes have been delivered under the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account of the appropriate book-entry transfer facility to be credited with the withdrawn Notes and must otherwise comply with that book-entry transfer facility’s procedures.

Any Notes properly withdrawn will be deemed to be not validly tendered for purposes of the Offer and we will not pay any consideration in respect of Notes that are so withdrawn.

Any permitted withdrawal of Notes may not be rescinded; provided, however, that withdrawn Notes may be re-tendered by following one of the procedures described in “Section 9. Procedures for Tendering Notes,” at any time at or prior to the expiration time.

Withdrawal of Notes can be accomplished only in accordance with the foregoing procedures.

If you tender your Notes in the Offer, you may convert your Notes into MGI PHARMA common stock and cash only if you withdraw your Notes prior to the time at which your right to withdraw has expired. The Notes are convertible into shares of common stock and cash as described in “Section 6. Conversion Rights With Respect to the Notes.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal, including a request message, will be determined by us, in our sole discretion (and our determination shall be final and binding). Neither we, the paying agent, the Trustee nor any other person will be under any duty to give notification of any defects or irregularities in any request message or incur any liability for failure to give any such notification.

Section 11. Source and Amount of Funds.

The total amount of funds we need to purchase all of the Notes pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $70,779,610 (assuming 100% of the outstanding Notes are tendered and accepted for payment). We intend to fund our purchase of the Notes from cash advanced by MGI PHARMA, which will utilize its available cash on hand.

Section 12. Conditions of the Offer.

There are no conditions to the Offer except (i) for the timely and proper delivery and tender of the Notes in accordance with the terms of the Offer and (ii) that the Offer must comply with applicable law. We reserve the right to withdraw or terminate the Offer in our sole discretion if either or both of such conditions have not been satisfied. The Offer is not conditioned on our ability to obtain sufficient financing to purchase the Notes.

Section 13. United States Federal Income Tax Consequences.

The following is a summary of certain U.S. federal income tax consequences to holders of Notes in connection with the Offer described in this Offer to Purchase. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax law. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences relating to the Offer, or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Notes as capital assets within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including certain financial institutions, insurance companies, tax-exempt organizations, U.S. holders whose functional currency for U.S. federal income tax purposes is not the United States dollar, dealers in securities, persons subject to the alternative minimum tax, persons who hold Notes or shares of MGI PHARMA common stock as part of a hedge, conversion or constructive sale transaction, or straddle or other integrated or risk reduction transaction, controlled foreign corporations, passive foreign investment companies, or persons who have ceased to be United States citizens or to be taxed as resident aliens. In addition, the discussion does not apply to holders of Notes that are treated as partnerships for U.S. federal income tax purposes.

We recommend that you consult your tax advisor regarding the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under any state, local or foreign tax law.

As used in this discussion, a U.S. holder is any beneficial owner of Notes who for U.S. federal income tax purposes is or is treated as:

•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A Non-U.S. holder is any beneficial owner of Notes who is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

If a partnership or other entity taxable as a partnership holds the Notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Notes and partners in such partnerships are urged to consult their tax advisors as to the potential tax consequences to them in connection with a decision of whether to participate in the Offer.

Although, under the terms of the Indenture, the Notes may receive payments in excess of principal and interest under certain circumstances, we do not believe that the Notes constitute contingent debt instruments for U.S. federal income tax purposes, and the discussion that follows is based on the assumption that they do not constitute contingent debt instruments. If, contrary to our belief and assumption, the Notes are contingent debt instruments, the applicable tax rules will differ in certain respects from those described hereinafter. We also believe that we and MGI PHARMA are not and have not been United States real property holding corporations within the meaning of Sections 897 and 1445 of the Code. If, contrary to our belief, we and/or MGI PHARMA were United States real property holding corporations, the consequences to Non-U.S. Holders might be different in certain respects than those described hereinafter.

Potential Deemed Exchange of the Notes Resulting from the Merger.

In General. As a result of the merger of a wholly-owned subsidiary of MGI PHARMA with and into us and our becoming a wholly-owned subsidiary of MGI PHARMA, the conversion rights of the Notes changed from the right to convert into MGI GP common stock to the right to convert into MGI PHARMA common stock and cash. In addition, MGI PHARMA fully and unconditionally guaranteed our obligations under the Notes and the Indenture. These changes may be considered to constitute a “significant modification” of the Notes for U.S. federal income tax purposes. Under applicable Treasury Regulations, the significant modification of a debt instrument will result in a deemed exchange (“Deemed Exchange”) of the “old” debt instruments (“Old Notes”) for “new” debt instruments (“New Notes”) upon which gain or loss may be recognized in certain circumstances. A modification of a debt instrument generally is significant if the modified instrument differs materially either in kind or extent from the original debt instrument.

If the acquisition of MGI GP by MGI PHARMA resulted in a Deemed Exchange of the Notes, such Deemed Exchange may constitute a taxable event. If so, a holder could recognize gain or loss as a result of the Deemed Exchange. The amount of such gain or loss would be equal to the difference between (i) the issue price of the New Notes and (ii) such holder’s adjusted tax basis in the Old Notes. If neither the Old Notes nor the New Notes are “traded on an established market” (within the meaning of Treasury Regulation Section 1.1273-2(f)), the issue price of the New Notes generally would be their stated principal amount. If the New Notes are so traded, the issue price of the New Notes would be the fair market value of the New Notes on the date of their deemed issuance. If the Old Notes are so traded and the New Notes are not so traded, the issue price of the New Notes would be the fair market value of the Old Notes as of the date of the deemed issuance of the New Notes.

Subject to the market discount rules described below under “Tendering U.S. Holders—In General,” any gain or loss so recognized by a U.S. Holder in connection with a taxable Deemed Exchange generally would be capital gain or loss and would be long-term capital gain or loss if such U.S. Holder held the Old Notes for more than one year at the time of such Deemed Exchange. A reduced rate of tax on long-term capital gain may apply to such holders who are individuals or other non-corporate holders. The deductibility of capital losses by such holders is subject to limitations. Notwithstanding the foregoing, a Non-U.S. Holder of Notes at the time of a taxable Deemed Exchange generally would only have been subject to U.S. federal income tax on any recognized gain arising from such Deemed Exchange to the extent described below under “Tendering Non-U.S. Holders—In General.”

If there is a taxable Deemed Exchange, then, following such Deemed Exchange, a holder would have a tax basis in the New Notes equal to their issue price, and the holder’s holding period for the New Notes would commence on the day following the date of the Deemed Exchange.

If the merger did not result in a Deemed Exchange, a holder’s tax basis and holding period in the notes held at the time of the merger would be unchanged by the merger. Also, if a holder purchased a note after the merger, the holder’s initial tax basis in the note generally will be the cost of the note to the holder, and the holder’s holding period in the note will begin on the date after the holder acquired the note.

Noteholders should consult with their tax advisors regarding the possibility that the merger may have resulted in a Deemed Exchange of the notes and as to the possible consequences to them of such Deemed Exchange.

Potential for Original Issue Discount and Bond Premium. In the event of a Deemed Exchange, the New Notes may be deemed to be issued with original issue discount if their stated redemption price at maturity exceeds their issue price, or, alternatively, may be deemed to be issued with bond premium (which may be amortizable to the extent provided in Section 171 of the Code) if the holder’s adjusted tax basis in the New Notes exceeds the amount payable at maturity on the New Notes. Except where it falls under a statutory de minimis rule, any original issue discount would be required to be included in income by U.S. Holders on a constan-yield basis over the term of the New Notes in advance of cash payments attributable to such income regardless of such U.S. Holder’s regular method of tax accounting. Payments in respect of any original issue discount received by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding taxes to the extent described below in connection with the discussion of accrued interest under “Tendering Non-U.S. Holders—In General.”

Non-Tendering Holders

Subject to the preceding discussion under “Potential Deemed Exchange of the Notes Resulting from the Merger,” a Holder who does not tender Notes pursuant to the Offer generally will not recognize gain or loss for U.S. federal income tax purposes and will maintain the same adjusted tax basis and holding period for the Notes. If such Holder subsequently elects to convert such Holder’s Notes into MGI PHARMA common stock and cash, such conversion will be a taxable transaction, pursuant to which the Holder will recognize income, gain, or loss for tax purposes. The tax consequences to a Holder of a conversion will depend upon the specific situation of the Holder, including whether the Holder is a U.S. Holder or a Non-U.S. Holder. Accordingly, Noteholders should consult with their tax advisors regarding the tax consequences to them of a conversion.

Tendering U.S. Holders

In General. A sale of Notes by a U.S. Holder pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion of the market discount rules set forth below, a U.S. Holder selling Notes pursuant to the Offer will recognize capital gain or loss in an amount equal to the difference between the amount of cash received (other than amounts received attributable to accrued but unpaid interest, as discussed below) and the U.S. Holder’s adjusted tax basis in the Notes sold at the time of sale. Subject to the discussion under “Potential Deemed Exchange of the Notes Resulting from the Merger,” (i) a U.S. Holder’s adjusted tax basis in Notes generally will equal the cost of the Notes to such U.S. Holder (increased by the amount of any market discount previously taken into income by the U.S. Holder, and reduced by the amount of any amortizable bond premium previously taken into account by the U.S. Holder with respect to the Notes) and (ii) any such gain or loss will be long-term capital gain or loss if the U.S. Holder held the Notes for longer than one year. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

Any cash received attributable to accrued but unpaid interest that has not yet been included in a U.S. Holder’s income will be taxable as ordinary income and not included in the amount realized for determining capital gain or loss, as described above, regardless of whether the U.S. Holder otherwise recognizes an overall loss in connection with a sale pursuant to the Offer.

An exception to the capital gain treatment described above may apply to a U.S. Holder who purchased Notes at a “market discount.” Subject to a statutory de minimis exception, Notes have market discount if they were purchased after their original issuance at an amount less than their adjusted issue price. In general, unless the U.S. Holder has elected to include market discount in income currently as it accrues, any gain recognized by a U.S. Holder on the sale of Notes having market discount (in excess of a de minimis amount) will be treated as ordinary income to the extent of the lesser of (i) the gain recognized or (ii) the portion of the market discount that has accrued (on a straight-line basis or, at the election of the U.S. Holder, on a constant-yield basis) but has not yet been taken into income while such Notes were held by the U.S. Holder. Any gain in excess of such accrued market discount will be subject to the capital gains rules described above.

Information Reporting and Backup Withholding. Sales of the Notes by U.S. Holders pursuant to the Offer will be subject to certain information reporting requirements. In addition, a U.S. Holder who fails to complete an IRS Form W-9 or applicable substitute form may be subject to backup withholding at the applicable rate of 28% with respect to the receipt of consideration received pursuant to the Offer unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) otherwise provides a correct taxpayer identification number, certifies that it is not currently subject to backup withholding tax, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

Tendering Non-U.S. Holders

In General. A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain (if any) recognized on a sale of the Notes (other than amounts received attributable to accrued interest, as discussed below) pursuant to the Offer unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S.; or

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, and certain other conditions are met.

A Non-U.S. Holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain derived from the sale in the same manner as if such Non-U.S. Holder was a U.S. Holder, and if such Holder is a foreign corporation, it may also be required to pay an additional branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty). A Holder described in the second bullet point above will be subject to a 30% (or, if applicable, a lower treaty rate) U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the Holder is not considered a resident of the U.S.

The gross amount of cash received by a Non-U.S. Holder upon consummation of the Offer that is attributable to accrued interest generally will not be subject to U.S. federal withholding tax, provided that:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of MGI PHARMA stock that are entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership; and

•	appropriate documentation (generally, an IRS Form W-8 BEN or applicable substitute form) establishing that the Non-U.S. Holder is not a U.S. person is completed.

A Non-U.S. Holder that does not qualify for an exemption from withholding tax on accrued interest under this paragraph will generally be subject to withholding of U.S. federal income tax at a 30% rate on payments attributable to accrued interest unless such Non-U.S. Holder is able to claim a valid exemption or reduction from withholding tax under an income tax treaty and properly executes an IRS Form W-8 BEN or applicable substitute form. If accrued interest paid to a Non-U.S. Holder is effectively connected with the conduct by that Non-U.S. Holder of a U.S. trade or business, then, although exempt from U.S. withholding tax if the Non-U.S. Holder provides the appropriate documentation (generally, an IRS Form W-8 ECI or applicable substitute from), the Non-U.S. Holder will generally be subject to U.S. federal income tax on that accrued interest in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, the accrued interest may be subject to a branch profits tax at a rate of 30% or lower applicable treaty rate.

A Non-U.S. Holder generally will not be subject to information reporting on any payments received upon the sale of their notes provided that the Non-U.S. Holder properly completes a W-8 BEN or W-8 ECI, as applicable.

Section 14. Fees and Expenses; Solicitations.

Directors, officers and regular employees of either us or our affiliates (who will not be specifically compensated for such services) and the paying agent may contact holders of Notes by mail, telephone, or facsimile regarding the Offer and may request brokers, dealers, trust companies and other nominees to forward this Offer to Purchase to beneficial owners of the Notes. We will reimburse brokers, dealers, trust companies and other nominees to forward this Offer to Purchase to beneficial owners of the Notes for customary mailing and handling expenses incurred by them in forwarding the offer materials to their customers.

We will pay the paying agent and the information agent reasonable and customary fees for their services and reimburse them for their reasonable out-of-pocket expenses in connection therewith. We expect that the aggregate fees and expenses in connection with fees, services and the payment of expenses will not exceed $15,000. Other than in connection with the foregoing, we will not pay any fees or commissions to any broker, dealer or other person for soliciting or making recommendations with respect to tenders of Notes pursuant to the Offer.

Section 15. Miscellaneous.

We are not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders of Notes be accepted from or on behalf of) the owners of Notes residing in such jurisdiction.

October 20, 2005	MGI GP, INC.

THE PAYING AGENT FOR THE OFFER IS:

Wachovia Bank, National Association

(704) 590-7413

To Contact by Registered or Certified Mail	To Contact By Hand or Overnight Delivery
Wachovia Bank, National Association Corporate Trust Operations—NC1153 1525 West W.T. Harris Boulevard-3C3 Charlotte, North Carolina 28288 Attention: Marsha Rice	Wachovia Bank, National Association Corporate Trust Operations—NC1153 1525 West W.T. Harris Boulevard-3C3 Charlotte, North Carolina 28288 Attention: Marsha Rice

Any requests for assistance or additional copies of this Offer to Purchase and any other documents related to the Offer may be directed to the Information Agent at the telephone numbers and address set forth below. A holder may also contact such holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THE INFORMATION AGENT FOR THE OFFER IS:

Morrow & Co., Inc.

445 Park Avenue, 5th Floor

New York, New York 10022

(212) 754-8000

Noteholders Please Call Toll Free: (800) 607-0088

Banks and Brokers Call (800) 654-2468

Tender.info@morrowco.com